UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

RANGE RESOURCES CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-12209	34-1312571
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Throckmorton Street, Suite 1200 Fort Worth, Texas		76102
(Address of Principal Executive Offices)		(Zip Code)

Erin W. McDowell

Senior Vice President – General Counsel & Corporate Secretary

(817) 870-2601

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31 2023.
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 - Resource Extraction Issuer Disclosure

ITEM 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by this Form SD is included as Exhibit 2.01 hereto.

Section 3 - Exhibits

ITEM 3.01 Exhibits

Exhibit No. Description

Exhibit 2.01 Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION

By:	/s/ ERIN W. MCDOWELL
Erin W. McDowell
Senior Vice President – General Counsel & Corporate Secretary

Date: September 30, 2024